Filed by Vivint Smart Home, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Vivint Smart Home, Inc. (SEC File No.: 132-02830)

Date: September 18, 2019

Vivint Smart Home, Inc. (“Vivint Smart Home”) sent emails beginning on September 18, 2019 to certain of its stockholders, holders of equity awards in 313 Acquisition LLC (a stockholder of Vivint Smart Home) and holders of equity awards in Vivint Group, Inc. (a subsidiary of Vivint Smart Home) relating to the treatment of Vivint Smart Home stock and such equity awards in connection with the previously announced merger pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) by and among Mosaic Acquisition Corp. (“Mosaic”), Maiden Merger Sub, Inc., a wholly owned subsidiary of Mosaic (“Merger Sub”), and Vivint Smart Home pursuant to which Merger Sub will merge with and into Vivint Smart Home, with Vivint Smart Home surviving as the surviving company, on the terms and subject to the conditions set forth in the Merger Agreement. Forms of these emails are set forth below.

FORMER MANAGEMENT VSH SHAREHOLDERS:

To Vivint Smart Home Stockholders:

As you may know, on September 15, 2019, Vivint Smart Home, Inc. (the “Vivint Smart Home”) entered into merger agreement (the “Merger Agreement”) pursuant to which Vivint Smart Home will merge into and with the acquiror, a public corporation, with Vivint Smart Home being the surviving corporation (“Public Vivint”). In connection with the merger, the common stock of Vivint Smart Home will be exchanged for publicly traded common stock of Public Vivint (the “Public Vivint Stock”). As a result, upon the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the existing shareholders of Vivint Smart Home will hold shares of a publicly traded corporation. You will not receive cash in exchange for your outstanding equity interests in connection with the merger. However, this transaction is favorable to you, as an equity holder, because upon conversion your equity will have the same economic value as immediately prior to the conversion and following any lock-up/restricted period you will be able to publicly trade your equity (even though we hope you intend to hold on to such equity as we all work to continue to increase the value of Public Vivint Stock). This email sets for the general treatment of the equity held by you in connection with the merger.

If the merger is completed, each of your shares of Vivint Smart Home that you hold immediately prior to merger will convert into the right to receive 209.6849062126 shares of Public Vivint Stock. For example, if you hold one share of Vivint Smart Home common stock directly, in the merger you would receive 209 shares of Public Vivint Stock and an amount in cash in lieu of the fractional share, based on the price per share of Public Vivint Stock for a period of time prior to the Closing. If you hold 0.10 shares of Vivint Smart Home common stock directly, in the merger you would receive 20 shares of Public Vivint Stock and cash in lieu of a fractional share.

In addition, holders of shares of Vivint Smart Home (together with holders of Vivint Smart Home awards outstanding as of immediately prior to the Closing) as of immediately prior to the Closing will be eligible to receive up to 25,000,000 additional shares of Public Vivint Stock in the aggregate. Of those 25,000,000 additional shares of Public Vivint Stock, 12,500,000 will be issued if, in the five years following the Closing, shares of Public Vivint Stock trade above $12.50 for at least twenty trading days in a thirty trading day period, and an additional 12,500,000 will be issued if, in the five years following the closing of the merger, shares of Public Vivint Stock trade above $15.00 for at least twenty trading days in a thirty trading day period.

For the avoidance of doubt, the merger shall not constitute a Change of Control (as defined in your applicable award agreement) and none of your awards shall accelerate and vest as a result of the merger.

The modifications of the terms of your Vivint Smart Home shares are conditioned upon the occurrence of the Closing. In the event the Merger Agreement is terminated, the changes to your Vivint Smart Home shares described in this e-mail will not be made and your Vivint Smart Home shares will continue to be governed by their existing terms and conditions.

This e-mail is intended to provide you only a summary of the major modifications of the terms of your Vivint Smart Home shares that would occur as a result of the Closing. These modifications will be reflected in definitive documentation to be provided at a later date and the summary provided in this e-mail is qualified in its entirety by the terms and conditions of such definitive documentation In the event of any discrepancy between this e-mail and either the Merger Agreement or the terms of any such definitive documentations, the terms as provided in the Merger Agreement or such definitive documentation will govern.

We believe that these modifications are in the best interest of both you and Vivint Smart Home.

Sincerely,

Vivint Smart Home

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Mosaic Acquisition Corp. (“Mosaic”) and Vivint Smart Home, Inc. (“Vivint Smart Home”). Mosaic intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Mosaic, a consent solicitation statement of Vivint Smart Home and a prospectus of Mosaic, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/consent solicitation statement/prospectus will also be sent to the stockholders of Mosaic and Vivint Smart Home, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Mosaic and Vivint Smart Home are urged to carefully read the entire registration statement and proxy statement/consent solicitation statement/ prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Mosaic with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Mosaic may be obtained free of charge from Mosaic at www.mosaicac.com. Alternatively, these documents, when available, can be obtained free of charge from Mosaic upon written request to Mosaic Acquisition Corp., 375 Park Avenue, New York, New York 10152, Attn: Secretary, or by calling (212) 763-0153.

Mosaic, Vivint Smart Home and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mosaic, in favor of the approval of the merger. Information regarding Mosaic’s directors and executive officers is contained in Mosaic’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, which are filed with the SEC. Information regarding Vivint Smart Home’s directors and executive officers (who serve in equivalent roles at APX Group Holdings, Inc., a subsidiary of Vivint Smart Home) is contained in APX Group Holdings, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/consent solicitation statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Mosaic’s and Vivint Smart Home’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Mosaic’s Form 10-K for the year ended December 31, 2018 under Risk Factors in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Mosaic and Vivint Smart Home believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Mosaic nor Vivint Smart Home is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Mosaic has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Mosaic’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Mosaic and Vivint Smart Home on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to Mosaic’s or Vivint Smart Home’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks of the smart home and security industry, including risks of and publicity surrounding the sales, subscriber origination and retention process; the highly competitive nature of the smart home and security industry and product introductions and promotional activity by competitors; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in smart home and security technology products or components; the introduction of unsuccessful new smart home services; privacy and data protection laws, privacy or data breaches, or the loss of data; the impact of the Vivint Flex Pay plan to Vivint Smart Home’s business, results of operations, financial condition, regulatory compliance and customer experience; and Vivint Smart Home’s ability to successfully compete in retail sales channels.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Mosaic’s and Vivint Smart Home’s control. While all projections are necessarily speculative, Mosaic and Vivint Smart Home believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Mosaic and Vivint Smart Home, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Mosaic and is not intended to form the basis of an investment decision in Mosaic. All subsequent written and oral forward-looking statements concerning Mosaic and Vivint Smart Home, the proposed transaction or other matters and attributable to Mosaic and Vivint Smart Home or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

CLASS A HOLDERS:

To Holders of Class A Units in 313 Acquisition LLC:

As you may know, on September 15, 2019, Vivint Smart Home, Inc. (the “Vivint Smart Home”) entered into merger agreement (the “Merger Agreement”) pursuant to which Vivint Smart Home will merge into and with the acquiror, a public corporation, with Vivint Smart Home being the surviving corporation (“Public Vivint”). In connection with the merger, the common stock of Vivint Smart Home will be exchanged for publicly traded common stock of Public Vivint (the “Public Vivint Stock”). As a result, upon the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the existing shareholders of Vivint Smart Home will hold shares of a publicly traded corporation. You will not receive cash in exchange for your outstanding equity interests in connection with the merger. However, this transaction is favorable to you, as an equity holder, because upon conversion your equity will have the same economic value as immediately prior to the conversion and following any lock-up/restricted period you will be able to publicly trade your equity (even though we hope you intend to hold on to such equity as we all work to continue to increase the value of Public Vivint Stock). This email sets for the general treatment of the equity held by you in connection with the merger.

If the merger is completed, each of your Class A Units (“Class A Units”) in 313 Acquisition LLC (“313”) will be redeemed immediately prior to the merger for a number of shares of Vivint Smart Home common stock and shares of Vivint Solar, Inc. (“Vivint Solar”) common stock that have an aggregate value equivalent to your Class A Units. However, the exact number of shares of Vivint Smart Home common stock and shares of Vivint Solar common stock that you will receive will depend on the relative values of Vivint Smart Home common stock and Vivint Solar on the Closing. The number of shares of Vivint Smart Home common stock and Vivint Solar common stock you receive will be proportional to 313’s holdings of Vivint Smart Home and Vivint Solar as of the Closing (i.e., if 313 holds $60,000 worth of Vivint Smart Home common stock and $40,000 worth of Vivint Solar common stock as of the Closing, you will receive 60% of the value of your Class A Units in the form of Vivint Smart Home common stock and 40% of the value of your Class A Units in the form of Vivint Solar common stock.

Shares of Vivint Smart Home common stock distributed to you immediately prior to the merger will be automatically converted in the merger into shares of Public Vivint Stock (based on the exchange ratio (i.e. 209.6849062126)). Your shares of Public Vivint Stock will automatically be subject to a lockup under a stockholders agreement that will restrict you from transferring those shares for at least one year following the completion of the merger. Shares of Vivint Solar common stock distributed to you immediately prior to the merger may be transferred subject to compliance with applicable law.

In addition, holders of shares of Vivint Smart Home (together with holders of Vivint Smart Home awards outstanding as of immediately prior to the Closing) as of immediately prior to the Closing will be eligible to receive up to 25,000,000 additional shares of Public Vivint Stock in the aggregate. Of those 25,000,000 additional shares of Public Vivint Stock, 12,500,000 will be issued if, in the five years following the Closing, shares of Public Vivint Stock trade above $12.50 for at least twenty trading days in a thirty trading day period, and an additional 12,500,000 will be issued if, in the five years following the closing of the merger, shares of Public Vivint Stock trade above $15.00 for at least twenty trading days in a thirty trading day period.

For the avoidance of doubt, the merger shall not constitute a Change of Control (as defined in your applicable award agreement) and none of your awards shall accelerate and vest as a result of the merger.

The modifications of the terms of your Class A Units shares are conditioned upon the occurrence of the Closing. In the event the Merger Agreement is terminated, the changes to your Class A Units described in this e-mail will not be made and your Class A Units will continue to be governed by their existing terms and conditions.

This e-mail is intended to provide you only a summary of the major modifications of the terms of your Class A Units that would occur as a result of the Closing. These modifications will be reflected in definitive documentation to be provided at a later date and the summary provided in this e-mail is qualified in its entirety by the terms and conditions of such definitive documentation In the event of any discrepancy between this e-mail and either the Merger Agreement or the terms of any such definitive documentations, the terms as provided in the Merger Agreement or such definitive documentation will govern.

We believe that these modifications are in the best interest of both you and Vivint Smart Home.

Sincerely,

Vivint Smart Home

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Mosaic Acquisition Corp. (“Mosaic”) and Vivint Smart Home, Inc. (“Vivint Smart Home”). Mosaic intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Mosaic, a consent solicitation statement of Vivint Smart Home and a prospectus of Mosaic, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/consent solicitation statement/prospectus will also be sent to the stockholders of Mosaic and Vivint Smart Home, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Mosaic and Vivint Smart Home are urged to carefully read the entire registration statement and proxy statement/consent solicitation statement/ prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Mosaic with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Mosaic may be obtained free of charge from Mosaic at www.mosaicac.com. Alternatively, these documents, when available, can be obtained free of charge from Mosaic upon written request to Mosaic Acquisition Corp., 375 Park Avenue, New York, New York 10152, Attn: Secretary, or by calling (212) 763-0153.

Mosaic, Vivint Smart Home and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mosaic, in favor of the approval of the merger. Information regarding Mosaic’s directors and executive officers is contained in Mosaic’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, which are filed with the SEC. Information regarding Vivint Smart Home’s directors and executive officers (who serve in equivalent roles at APX Group Holdings, Inc., a subsidiary of Vivint Smart Home) is contained in APX Group Holdings, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/consent solicitation statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Mosaic’s and Vivint Smart Home’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Mosaic’s Form 10-K for the year ended December 31, 2018 under Risk Factors in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Mosaic and Vivint Smart Home believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Mosaic nor Vivint Smart Home is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Mosaic has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Mosaic’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Mosaic and Vivint Smart Home on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to Mosaic’s or Vivint Smart Home’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks of the smart home and security industry, including risks of and publicity surrounding the sales, subscriber origination and retention process; the highly competitive nature of the smart home and security industry and product introductions and promotional activity by competitors; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in smart home and security technology products or components; the introduction of unsuccessful new smart home services; privacy and data protection laws, privacy or data breaches, or the loss of data; the impact of the Vivint Flex Pay plan to Vivint Smart Home’s business, results of operations, financial condition, regulatory compliance and customer experience; and Vivint Smart Home’s ability to successfully compete in retail sales channels.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Mosaic’s and Vivint Smart Home’s control. While all projections are necessarily speculative, Mosaic and Vivint Smart Home believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Mosaic and Vivint Smart Home, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Mosaic and is not intended to form the basis of an investment decision in Mosaic. All subsequent written and oral forward-looking statements concerning Mosaic and Vivint Smart Home, the proposed transaction or other matters and attributable to Mosaic and Vivint Smart Home or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

CLASS B HOLDERS:

To Holders of Class B Units in 313 Acquisition LLC:

As you may know, on September 15, 2019, Vivint Smart Home, Inc. (the “Vivint Smart Home”) entered into merger agreement (the “Merger Agreement”) pursuant to which Vivint Smart Home will merge into and with the acquiror, a public corporation, with Vivint Smart Home being the surviving corporation (“Public Vivint”). In connection with the merger, the common stock of Vivint Smart Home will be exchanged for publicly traded common stock of Public Vivint (the “Public Vivint Stock”). As a result, upon the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the existing shareholders of Vivint Smart Home will hold shares of a publicly traded corporation. You will not receive cash in exchange for your outstanding equity interests in connection with the merger. However, this transaction is favorable to you, as an equity holder, because upon conversion your equity will have the same economic value as immediately prior to the conversion and following any lock-up/restricted period you will be able to publicly trade your equity (even though we hope you intend to hold on to such equity as we all work to continue to increase the value of Public Vivint Stock). This email sets for the general treatment of the equity held by you in connection with the merger.

If the merger is completed, each of your vested Class B Units (“Class B Units”) in 313 Acquisition LLC (“313”) will be redeemed immediately prior to the consummation of the merger for a number of shares of Vivint Smart Home common stock and shares of Vivint Solar, Inc. (“Vivint Solar”) common stock that have an aggregate value equivalent to your vested Class B Units (i.e., after consideration of the applicable offset amount/deemed unit value). However, the exact number of shares of Vivint Smart Home common stock and shares of Vivint Solar common stock that you will receive will depend on the relative values of Vivint Smart Home common stock and Vivint Solar on the Closing. The number of shares of Vivint Smart Home common stock and Vivint Solar common stock you receive will be proportional to 313’s holdings of Vivint Smart Home and Vivint Solar as of the Closing (i.e., if 313 holds $60,000 worth of Vivint Smart Home common stock and $40,000 worth of Vivint Solar common stock as of the Closing, you will receive 60% of the value of your vested Class B Units in the form of Vivint Smart Home common stock and 40% of the value of your vested Class B Units in the form of Vivint Solar common stock.

Shares of Vivint Smart Home common stock distributed to you immediately prior to the merger will be automatically converted in the merger into shares of Public Vivint Stock (based on the exchange ratio (i.e. 209.6849062126)). Your shares of Public Vivint Stock will be subject to a lockup under a stockholders agreement that will restrict you from transferring those shares for at least one year following the completion of the merger, at which time you will be able to sell your shares, subject to applicable law and our insider trading policy. Shares of Vivint Solar common stock distributed to you immediately prior to the merger may be transferred subject to compliance with applicable law.

Your unvested Class B Units will be redeemed immediately prior to the consummation of the merger for a number of shares of restricted Vivint Smart Home common stock with an equivalent value to the unvested Class B Units being redeemed (i.e., after consideration of the applicable offset amount/deemed unit value).

Restricted shares of Vivint Smart Home common stock distributed to you immediately prior to the merger will be automatically converted in the merger into restricted shares of Public Vivint Stock (based on the exchange ratio (i.e., 209.6849062126)) which will be subject to the same terms and conditions, including vesting conditions (as modified per the below), as had applied to your existing unvested Class B Units and will be subject to a lockup under a stockholders agreement that will restrict you from transferring those shares for at least one year following the completion of the merger, at which time you will be able to sell any shares which have become vested, subject to applicable law and our insider trading policy.

In addition to the above, the Board has decided to provide you with more favorable vesting conditions. Your Class B Units that would currently vest upon Blackstone’s achievement of a 2.0x return on its investment in 313 Acquisition LLC (“MOIC”) will instead vest, subject to your continued employment on the applicable vesting date:

•	In equal 25% annual installments on each of the first four anniversaries of the Closing; or

•	If earlier, in full upon either (x) Blackstone’s achievement of a 2.0x MOIC or (y) a Change of Control (as defined in the 313 equity incentive plan).

In addition, holders of shares of Vivint Smart Home (together with holders of Vivint Smart Home awards outstanding as of immediately prior to the Closing) as of immediately prior to the Closing will be eligible to receive up to 25,000,000 additional shares of Public Vivint Stock in the aggregate. Of those 25,000,000 additional shares of Public Vivint Stock, 12,500,000 will be issued if, in the five years following the Closing, shares of Public Vivint Stock trade above $12.50 for at least twenty trading days in a thirty trading day period, and an additional 12,500,000 will be issued if, in the five years following the closing of the merger, shares of Public Vivint Stock trade above $15.00 for at least twenty trading days in a thirty trading day period; provided, that any such entitlements will be forfeited to the extent that your Public Vivint Stock is forfeited by you prior to vesting.

For the avoidance of doubt, the merger shall not constitute a Change of Control (as defined in your applicable award agreement) and none of your awards shall accelerate and vest as a result of the merger.

The modifications of the terms of your Class B Units are conditioned upon the occurrence of the Closing. In the event the Merger Agreement is terminated, the changes to your Class B Units described in this e-mail will not be made and your Class B Units will continue to be governed by their existing terms and conditions.

This e-mail is intended to provide you only a summary of the major modifications of the terms of your Class B Units that would occur as a result of the Closing. These modifications will be reflected in definitive documentation to be provided at a later date and the summary provided in this e-mail is qualified in its entirety by the terms and conditions of such definitive documentation In the event of any discrepancy between this e-mail and either the Merger Agreement or the terms of any such definitive documentations, the terms as provided in the Merger Agreement or such definitive documentation will govern.

We believe that these modifications are in the best interest of both you and Vivint Smart Home and we thank you for your continued service.

Sincerely,

Vivint Smart Home

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Mosaic Acquisition Corp. (“Mosaic”) and Vivint Smart Home, Inc. (“Vivint Smart Home”). Mosaic intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Mosaic, a consent solicitation statement of Vivint Smart Home and a prospectus of Mosaic, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/consent solicitation statement/prospectus will also be sent to the stockholders of Mosaic and Vivint Smart Home, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Mosaic and Vivint Smart Home are urged to carefully read the entire registration statement and proxy statement/consent solicitation statement/ prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Mosaic with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Mosaic may be obtained free of charge from Mosaic at www.mosaicac.com. Alternatively, these documents, when available, can be obtained free of charge from Mosaic upon written request to Mosaic Acquisition Corp., 375 Park Avenue, New York, New York 10152, Attn: Secretary, or by calling (212) 763-0153.

Mosaic, Vivint Smart Home and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mosaic, in favor of the approval of the merger. Information regarding Mosaic’s directors and executive officers is contained in Mosaic’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, which are filed with the SEC. Information regarding Vivint Smart Home’s directors and executive officers (who serve in equivalent roles at APX Group Holdings, Inc., a subsidiary of Vivint Smart Home) is contained in APX Group Holdings, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/consent solicitation statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Mosaic’s and Vivint Smart Home’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Mosaic’s Form 10-K for the year ended December 31, 2018 under Risk Factors in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Mosaic and Vivint Smart Home believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Mosaic nor Vivint Smart Home is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Mosaic has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Mosaic’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Mosaic and Vivint Smart Home on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to Mosaic’s or Vivint Smart Home’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks of the smart home and security industry, including risks of and publicity surrounding the sales, subscriber origination and retention process; the highly competitive nature of the smart home and security industry and product introductions and promotional activity by competitors; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in smart home and security technology products or components; the introduction of unsuccessful new smart home services; privacy and data protection laws, privacy or data breaches, or the loss of data; the impact of the Vivint Flex Pay plan to Vivint Smart Home’s business, results of operations, financial condition, regulatory compliance and customer experience; and Vivint Smart Home’s ability to successfully compete in retail sales channels.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Mosaic’s and Vivint Smart Home’s control. While all projections are necessarily speculative, Mosaic and Vivint Smart Home believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Mosaic and Vivint Smart Home, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Mosaic and is not intended to form the basis of an investment decision in Mosaic. All subsequent written and oral forward-looking statements concerning Mosaic and Vivint Smart Home, the proposed transaction or other matters and attributable to Mosaic and Vivint Smart Home or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

SAR HOLDERS:

To Holders of Vivint Group SARs Awards:

As you may know, on September 15, 2019, Vivint Smart Home, Inc. (the “Vivint Smart Home”) entered into merger agreement (the “Merger Agreement”) pursuant to which Vivint Smart Home will merge into and with the acquiror, a public corporation, with Vivint Smart Home being the surviving corporation (“Public Vivint”). In connection with the merger, the common stock of Vivint Smart Home will be exchanged for publicly traded common stock of Public Vivint (the “Public Vivint Stock”). As a result, upon the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the existing shareholders of Vivint Smart Home will hold shares of a publicly traded corporation. You will not receive cash in exchange for your outstanding equity interests in connection with the merger. However, this transaction is favorable to you, as an equity holder, because upon conversion your equity will have the same economic value as immediately prior to the conversion and following any lock-up/restricted period you will be able to publicly trade your equity (even though we hope you intend to hold on to such equity as we all work to continue to increase the value of Public Vivint Stock). This email sets for the general treatment of the equity held by you in connection with the merger.

If the merger is completed, your SARs in Vivint Group, Inc. (“VGI”) will be cancelled and converted into SARs covering a number of shares of Public Vivint Stock (which we refer to as “Public Vivint SARs”) equal to the product of (x) the number of shares of VGI covered by your SAR immediately prior to the merger and (y) 0.2076986177 (we refer to such number as the “VGI exchange ratio”), rounded down to the nearest whole share of Vivint Public Stock. The strike price of your Public Vivint SARs will also be adjusted and will equal the quotient of (x) the per share strike price of your SARs immediately prior to the merger divided by (y) the VGI exchange ratio, rounded up to the nearest whole cent.

By way of example, if you held SARs covering 100,000 shares of VGI with a strike price per share of $0.6237, your award would be converted into Public Vivint SARs as follows:

•	Number of shares of Public Vivint Stock subject to your Public Vivint SARs would be equal to 20,769 (100,000 * 0.2076986177) (rounded down to the nearest whole share); and

•	Strike price per share of your Public Vivint SAR would be equal to $3.01 ($0.6237/0.2076986177) (rounded up to the nearest whole cent).

Your Public Vivint SARs will be generally subject to the new omnibus incentive equity plan and to the same terms and conditions, including, without limitation, any vesting conditions (as modified per the below), as had applied to your SARs as of immediately prior to the merger.

As a result of this cancellation and conversion, you will have Public Vivint SARs that can be exercised into shares of publicly traded common stock. Any shares you receive upon exercise of a Public Vivint SAR will be automatically subject to a lockup under a stockholders agreement that will restrict you from transferring those shares for at least one year following the completion of the merger, at which time you will be able to sell any shares which have become vested, subject to applicable law and our insider trading policy.

In addition to the above, the Board has decided to provide you with more favorable vesting conditions. Your SARs that would currently vest upon Blackstone’s achievement of a 2.0x return on its investment in 313 Acquisition LLC (“MOIC”) will instead vest, subject to your continued employment on the applicable vesting date:

•	In equal 25% annual installments on each of the first four anniversaries of Closing; or

•	If earlier, in full upon either (x) Blackstone’s achievement of a 2.0x MOIC or (y) a Change of Control (as defined in the VGI equity incentive plan).

In addition, holders of shares of Vivint Smart Home (together with holders of Vivint Smart Home awards outstanding as of immediately prior to the Closing) as of immediately prior to the Closing will be eligible to receive up to 25,000,000 additional shares of Public Vivint Stock in the aggregate. Of those 25,000,000 additional shares of Public Vivint Stock, 12,500,000 will be issued if, in the five years following the Closing, shares of Public Vivint Stock trade above $12.50 for at least twenty trading days in a thirty trading day period, and an additional 12,500,000 will be issued if, in the five years following the closing of the merger, shares of Public Vivint Stock trade above $15.00 for at least twenty trading days in a thirty trading day period; provided, that any such entitlements will be forfeited to the extent that your Public Vivint Stock is forfeited by you prior to vesting.

For the avoidance of doubt, the merger shall not constitute a Change of Control (as defined in your applicable award agreement) and none of your awards shall accelerate and vest as a result of the merger.

The modifications of the terms of your SARs are conditioned upon the occurrence of the Closing. In the event the Merger Agreement is terminated, the changes to your SARs described in this e-mail will not be made and your SARs will continue to be governed by their existing terms and conditions.

This e-mail is intended to provide you only a summary of the major modifications of the terms of your SARs that would occur as a result of the Closing. These modifications will be reflected in definitive documentation to be provided at a later date and the summary provided in this e-mail is qualified in its entirety by the terms and conditions of such definitive documentation In the event of any discrepancy between this e-mail and either the Merger Agreement or the terms of any such definitive documentations, the terms as provided in the Merger Agreement or such definitive documentation will govern.

We believe that these modifications are in the best interest of both you and Vivint Smart Home and we thank you for your continued service. There will be a town hall meetings on September 26, 2029 and September 27, 2019, during which you will be able to ask questions regarding the treatment of your SARs in the Merger Agreement.

Sincerely,

Vivint Smart Home

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Mosaic Acquisition Corp. (“Mosaic”) and Vivint Smart Home, Inc. (“Vivint Smart Home”). Mosaic intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Mosaic, a consent solicitation statement of Vivint Smart Home and a prospectus of Mosaic, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/consent solicitation statement/prospectus will also be sent to the stockholders of Mosaic and Vivint Smart Home, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Mosaic and Vivint Smart Home are urged to carefully read the entire registration statement and proxy statement/consent solicitation statement/ prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Mosaic with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Mosaic may be obtained free of charge from Mosaic at www.mosaicac.com. Alternatively, these documents, when available, can be obtained free of charge from Mosaic upon written request to Mosaic Acquisition Corp., 375 Park Avenue, New York, New York 10152, Attn: Secretary, or by calling (212) 763-0153.

Mosaic, Vivint Smart Home and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mosaic, in favor of the approval of the merger. Information regarding Mosaic’s directors and executive officers is contained in Mosaic’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, which are filed with the SEC. Information regarding Vivint Smart Home’s directors and executive officers (who serve in equivalent roles at APX Group Holdings, Inc., a subsidiary of Vivint Smart Home) is contained in APX Group Holdings, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/consent solicitation statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Mosaic’s and Vivint Smart Home’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Mosaic’s Form 10-K for the year ended December 31, 2018 under Risk Factors in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Mosaic and Vivint Smart Home believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Mosaic nor Vivint Smart Home is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Mosaic has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Mosaic’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Mosaic and Vivint Smart Home on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to Mosaic’s or Vivint Smart Home’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks of the smart home and security industry, including risks of and publicity surrounding the sales, subscriber origination and retention process; the highly competitive nature of the smart home and security industry and product introductions and promotional activity by competitors; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in smart home and security technology products or components; the introduction of unsuccessful new smart home services; privacy and data protection laws, privacy or data breaches, or the loss of data; the impact of the Vivint Flex Pay plan to Vivint Smart Home’s business, results of operations, financial condition, regulatory compliance and customer experience; and Vivint Smart Home’s ability to successfully compete in retail sales channels.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Mosaic’s and Vivint Smart Home’s control. While all projections are necessarily speculative, Mosaic and Vivint Smart Home believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Mosaic and Vivint Smart Home, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Mosaic and is not intended to form the basis of an investment decision in Mosaic. All subsequent written and oral forward-looking statements concerning Mosaic and Vivint Smart Home, the proposed transaction or other matters and attributable to Mosaic and Vivint Smart Home or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

LTIP PARTICIPANTS:

As you may know, on September 15, 2019, Vivint Smart Home, Inc. (the “Vivint Smart Home”) entered into merger agreement (the “Merger Agreement”) pursuant to which Vivint Smart Home will merge into and with the acquiror, a public corporation, with Vivint Smart Home being the surviving corporation (“Public Vivint”). In connection with the merger, the common stock of Vivint Smart Home will be exchanged for publicly traded common stock of Public Vivint (the “Public Vivint Stock”). As a result, upon the closing of the transactions contemplated by the Merger Agreement (the “Closing”), the existing shareholders of Vivint Smart Home will hold shares of a publicly traded corporation. You will not receive cash in exchange for your outstanding equity interests in connection with the merger. However, this transaction is favorable to you, as an equity holder, because upon conversion your equity will have the same economic value as immediately prior to the conversion and following any lock-up/restricted period you will be able to publicly trade your equity (even though we hope you intend to hold on to such equity as we all work to continue to increase the value of Public Vivint Stock). This email sets for the general treatment of the equity held by you in connection with the merger.

If the merger is consummated, Public Vivint will assume each of the LTIPs. For purposes of the LTIPs, the consummation of the merger will be considered an event similar to a “Public Offering” for purposes thereof, which would start the clock on distributions of shares of Public Vivint Stock to participants pursuant to the LTIPs.

The number of hypothetical SARs under each LTIP will be adjusted such that the applicable pool under each LTIP will be converted to cover a number of Public Vivint SARs equal to the product of (x) the number of Vivint Group, Inc. (“VGI”) SARs underlying the applicable LTIP pool immediately prior to the merger and (y) the VGI exchange ratio (i.e., 0.2076986177), rounded down to the nearest whole share of Public Vivint Stock. The strike price of the Public Vivint SARs underlying the LTIPs will also be adjusted and will equal the quotient of (x) the per share strike price of the VGI SARs underlying the applicable LTIP pool immediately prior to the merger divided by (y) the VGI exchange ratio, rounded up to the nearest whole cent.

By way of example, if the LTIP pool represented the value of 100,000 VGI SARs with a strike price per share of $0.6237, the number of Public Vivint SARs underlying the applicable LTIP pool and the strike price would be calculated as follows:

•	Number of Public Vivint SARs underlying the LTIP would be equal to 20,769 (100,000 * 0.2076986177) (rounded down to the nearest whole share); and

•	Strike price per share of the Public Vivint SARs underlying the LTIP would be equal to $3.01 ($0.6237/0.2076986177).

The awards under the LTIPs will be generally subject to the new omnibus incentive equity plan and to the same terms and conditions, including, without limitation, any vesting conditions (as modified per the below), as had applied to the LTIPs as of immediately prior to the merger.

As a result of this assumption and adjustment, participants in the LTIPs will receive either cash or shares of publicly traded common stock in accordance with the terms of the applicable LTIP.

In addition to the above, if the merger is consummated, the Board has decided to provide you with more favorable vesting conditions. The applicable portion of the shares of Public Vivint Stock that would be distributed to you in respect of the LTIP upon Blackstone’s achievement of a 2.0x return on its investment (“MOIC”) and 20% internal rate of return (the “2.0x MOIC LTIPs”) and a 3.0x MOIC and 25% internal rate of return (the “3.0x MOIC LTIPs”, together with the 2.0x MOIC LTIPs, the “Modified LTIPs”) will instead be distributed, subject to your continued employment on the applicable vesting date:

•	1/3 on the 24-month anniversary of the Closing;

•	1/3 on the 36-month anniversary of the Closing; and

•	1/3 on the 48-month anniversary of the Closing.

•

Subject to your continued employment on (x) the date that Blackstone achieves a 2.0x MOIC, 50% of the applicable portion of the shares of Public Vivint Stock in respect of the Modified LTIPs to which you are entitled pursuant to the LTIP which have not yet been distributed will be distributed to you on such date or (y) the date of a Change of Control (as defined in LTIP), the applicable portion of the shares of Public Vivint Stock in respect of the Modified LTIPs to which you are entitled pursuant to the LTIP which have not yet been distributed will be distributed to you on the schedule specified in the LTIP.

In addition, holders of shares of Vivint Smart Home (together with holders of Vivint Smart Home awards outstanding as of immediately prior to the Closing) as of immediately prior to the Closing will be eligible to receive up to 25,000,000 additional shares of Public Vivint Stock in the aggregate. Of those 25,000,000 additional shares of Public Vivint Stock, 12,500,000 will be issued if, in the five years following the Closing, shares of Public Vivint Stock trade above $12.50 for at least twenty trading days in a thirty trading day period, and an additional 12,500,000 will be issued if, in the five years following the closing of the merger, shares of Public Vivint Stock trade above $15.00 for at least twenty trading days in a thirty trading day period; provided, that any such entitlements will be forfeited to the extent that your Public Vivint Stock is forfeited by you prior to vesting.

For the avoidance of doubt, the merger shall not constitute a Change of Control (as defined in your applicable award agreement) and none of your awards shall accelerate and vest as a result of the merger.

The modifications of the terms of your participation in the LTIP are conditioned upon the occurrence of the Closing. In the event the Merger Agreement is terminated, the changes to your participation in the LTIP described in this e-mail will not be made and your participation in the LTIP will continue to be governed by their existing terms and conditions.

This e-mail is intended to provide you only a summary of the major modifications of the terms of your participation in the LTIP that would occur as a result of the Closing. These modifications will be reflected in definitive documentation to be provided at a later date and the summary provided in this e-mail is qualified in its entirety by the terms and conditions of such definitive documentation In the event of any discrepancy between this e-mail and either the Merger Agreement or the terms of any such definitive documentations, the terms as provided in the Merger Agreement or such definitive documentation will govern.

We believe that these modifications are in the best interest of both you and Vivint Smart Home and we thank you for your continued service.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Mosaic Acquisition Corp. (“Mosaic”) and Vivint Smart Home, Inc. (“Vivint Smart Home”). Mosaic intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Mosaic, a consent solicitation statement of Vivint Smart Home and a prospectus of Mosaic, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/consent solicitation statement/prospectus will also be sent to the stockholders of Mosaic and Vivint Smart Home, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Mosaic and Vivint Smart Home are urged to carefully read the entire registration statement and proxy statement/consent solicitation statement/ prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Mosaic with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Mosaic may be obtained free of charge from Mosaic at www.mosaicac.com. Alternatively, these documents, when available, can be obtained free of charge from Mosaic upon written request to Mosaic Acquisition Corp., 375 Park Avenue, New York, New York 10152, Attn: Secretary, or by calling (212) 763-0153.

Mosaic, Vivint Smart Home and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mosaic, in favor of the approval of the merger. Information regarding Mosaic’s directors and executive officers is contained in Mosaic’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, which are filed with the SEC. Information regarding Vivint Smart Home’s directors and executive officers (who serve in equivalent roles at APX Group Holdings, Inc., a subsidiary of Vivint Smart Home) is contained in APX Group Holdings, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/consent solicitation statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Mosaic’s and Vivint Smart Home’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Mosaic’s Form 10-K for the year ended December 31, 2018 under Risk Factors in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Mosaic and Vivint Smart Home believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Mosaic nor Vivint Smart Home is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Mosaic has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Mosaic’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Mosaic and Vivint Smart Home on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to Mosaic’s or Vivint Smart Home’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks of the smart home and security industry, including risks of and publicity surrounding the sales, subscriber origination and retention process; the highly competitive nature of the smart home and security industry and product introductions and promotional activity by competitors; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in smart home and security technology products or components; the introduction of unsuccessful new smart home services; privacy and data protection laws, privacy or data breaches, or the loss of data; the impact of the Vivint Flex Pay plan to Vivint Smart Home’s business, results of operations, financial condition, regulatory compliance and customer experience; and Vivint Smart Home’s ability to successfully compete in retail sales channels.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Mosaic’s and Vivint Smart Home’s control. While all projections are necessarily speculative, Mosaic and Vivint Smart Home believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Mosaic and Vivint Smart Home, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Mosaic and is not intended to form the basis of an investment decision in Mosaic. All subsequent written and oral forward-looking statements concerning Mosaic and Vivint Smart Home, the proposed transaction or other matters and attributable to Mosaic and Vivint Smart Home or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.